[AIG Letterhead]
April 16, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Form 8-K filed on March 11, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated April 5, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed with the Securities and Exchange Commission (Commission) on March 11, 2010 (Form 8-K). This letter sets forth AIG’s response to the Staff’s comment contained in your letter and, as requested, has been furnished on EDGAR under the form type label CORRESP.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
Item 9.01. Financial Statements and Exhibits
2.1 Stock Purchase Agreement, dated as of March 7, 2010, among American International Group, Inc., ALICO Holdings LLC and MetLife, Inc.
1.	Supplementally, please provide us with copies of the “Seller Disclosure Letter” and the “Acquiror Disclosure Letter.”
AIG Response:
In response to the foregoing request, AIG will provide to the Staff supplementally under separate cover on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 101(c)(2) under Regulation S-T the “Seller Disclosure Letter” and the “Acquiror Disclosure Letter,” (together, the “Confidential Documents”). AIG is submitting the Confidential Documents with a request for confidential treatment

April 16, 2010
and in accordance with Rule 101(c)(2), the Confidential Documents will be submitted under separate cover in paper form only.
In accordance with Rule 12b-4, AIG respectfully requests the return of the Confidential Documents after the Staff completes its review of the Confidential Documents.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel